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                             February 15, 2023

       Jean-Fran  ois Pruneau
       Chief Operating Officer
       Starpax Biopharma Inc.
       2500-1000 boul. Rene-Levesque West
       Montreal, Quebec. Canada H3B 5C9

                                                        Re: Starpax Biopharma
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed February 9,
2023
                                                            File No. 024-12149

       Dear Jean-Fran  ois Pruneau:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Nick Antaki